Exhibit 99.2

[EMAIL TO EMPLOYEES]

Subject: Procera Networks, Inc. to be acquired by Francisco Partners

Team:

I am excited to share with you our announcement that Procera Networks, Inc. has entered into a definitive agreement to be acquired by private funds managed by Francisco Partners Management, L.P., a leading private equity firm focused on investments in software, data and technology-enabled businesses. A copy of the press release issued earlier today is attached and can be found on our website. This transaction is a testament to the value you have created through your dedication and unwavering commitment to Procera.

It is important to remember that while today’s news is another step in our process to complete the acquisition by Francisco Partners, it is not the final step. The transaction is currently expected to be completed in June 2015, though that timing can change based on regulatory approval requirements and satisfaction of other closing conditions. For now, it is business as usual. We must maintain the momentum that we have been building with the launch and delivery of our Subscriber Experience solutions. This means we should continue to focus on our day-to-day responsibilities and meet our commitments. Upon completion of the transaction, Procera will operate as an independent, standalone company and there are no current plans to combine the company with any other business.

We will do our best to keep you informed during this process with any relevant information to the extent appropriate. To that end, we invite you to join us for an all employee call. The call will take place today at 7:00 a.m. Pacific Time. Further details about the call will be sent out in a meeting invitation today. During the call, you will have an opportunity to ask questions and we will do our best to make sure we answer them as best we can and to the extent appropriate. Please note that because we are still in the early stages of this pending transaction, we may not currently have the answers to all of your questions.

In the meantime, enclosed is a set of FAQs that may address many of your questions.

As I am sure you can imagine, this announcement will likely attract significant interest in the media. As always, it is important that Procera speak with one voice. If you receive any inquiries from the media or other third party regarding this announcement, please do not respond yourself and, instead, forward it immediately to our Chief Financial Officer, Charles Constanti, at (510) 228-4301 or cconstanti@proceranetworks.com, who will assist in preparing the appropriate response. Additionally, due to Securities and Exchange Commission regulations, we ask that your refrain from posting comments or news about this transaction in social media such as Twitter, Facebook, LinkedIn and others.

Each of you should be extremely proud of the remarkable company that we have built together. Today’s announcement represents a huge milestone in our company’s history and is validation of what we have collectively achieved to date. Thank you for your continued commitment to Procera.

Sincerely,

Jim Brear

FAQs

Overview

1. What did Procera announce today?

Procera announced that it entered into a definitive agreement to be acquired by Francisco Partners for $11.50 per share of Procera’s common stock, to be paid in cash.

2. Who is Francisco Partners?

Francisco Partners, based in San Francisco, is one of the world’s leading technology-focused private equity firms, which was founded specifically to pursue structured investments in technology companies. Francisco Partners has a singular focus on technology and technology-enabled businesses and has extensive experience and knowledge of the field.

Since inception, Francisco Partners has raised approximately $10 billion in capital and invested approximately $7 billion in more than 150 companies. It invests in companies at inflection points that need patient capital and has helped guide many of its portfolio companies to far greater success—and in turn Francisco Partners has become one of the most successful investors in its target sectors.

3. Why are we selling Procera now?

Francisco Partners made an offer to buy Procera that our Board of Directors determined was in the best interest of the company and our stockholders to accept. To be clear, this is very positive news for Procera and should not be considered a detriment or a consequence of anything except the value we have collectively created with our award-winning innovative products and services.

4. What does it mean for Procera as a company?

Once the transaction closes, instead of being a public company, we will be a private, independent company owned by Francisco Partners. As a private company, Procera will have greater flexibility to continue to drive product and service excellence with a partner that shares these long-term goals. The transaction will not change Procera’s mission of helping broadband operators enhance their subscribers’ experience.

5. How is the transaction structured?

Under the terms of the definitive agreement, an affiliate of Francisco Partners will commence a tender offer to acquire all of the outstanding shares of Procera’s common stock for $11.50 per share in cash, and thereafter that affiliate will merge into Procera. Any untendered shares will be cashed out at the offer price at the closing. In addition, any vested options with an exercise price of less than $11.50 per share will be cashed out at closing at the difference between $11.50 and the applicable option exercise price. Any vested restricted stock units will be treated as issued shares and cashed out at closing. See FAQs 19-22 below for additional details.

6. How will the tender offer work?

Within the next 10 business days, a tender offer process will begin where our stockholders will receive an offer to sell their shares for $11.50 per share. Stockholders will receive additional materials that explain the process for tendering their shares. See FAQ 19 below.

7. When will the transaction close?

The transaction is currently expected to close in June 2015. The closing is subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearance. We do not anticipate any issues with satisfying these conditions, and Procera and Francisco Partners are committed to closing the transaction on a timely basis.

8. How will I know more about the progress of the transaction?

We are in the early stages of this process and we will do our best to update you with additional information on our progress as events warrant and as appropriate. In the meantime, please stay focused on your day-to-day responsibilities.

Operational

9. Where will Procera’s headquarters and other offices be located?

Procera will continue to hold its headquarters and manage its operations at its current locations. We do not anticipate closing any offices as a result of the transaction.

10. Will Procera’s name change after the deal closes?

Procera’s name will remain the same after the transaction closes.

11. Who will lead Procera after the transaction?

We expect that the current leadership team at Procera will remain in place at least through the close of the transaction. We will update you if there are any meaningful changes to the leadership team before then.

12. When will we know what the new organizational structure will be?

All current roles will remain unchanged in the near-term. As the transaction progresses, we will provide further updates as appropriate. In the interim, please, as always, ask your manager if you have questions about your role.

13. What should we do while the transaction is pending?

Between now and the closing of the transaction, nothing should change from a business, employee or customer perspective. The focus will remain on “business as usual.” Please continue doing a great job and focus on your work. It is important that we all remain focused on delivering on our plans and commitments for the short-term and the long-term.

Employment; Compensation; Benefits

14. How will the transaction affect employees?

Francisco Partners has great respect for our company and shares our confidence in our future and will support our employees as we work through our next phase of growth and development. We expect our employees to have the opportunity to continue to succeed under the new ownership structure. In general, today’s announcement should have little effect on our day-to-day responsibilities or how we conduct business. Procera has and will continue to benefit from fresh perspectives at each stage of our evolution and we look forward to continuing to improve our business with the addition of Francisco Partners’ knowledge and expertise.

15. What does this mean for my employment?

All current roles will remain unchanged in the near-term. You should continue working on your projects and initiatives, unless instructed otherwise. As the process continues, we will make additional informed decisions and communicate them to you as soon as we can.

16. Who will provide my day-to-day direction?

Your current manager will continue to provide your day-to-day direction unless otherwise communicated.

17. After the transaction closes, will I still work for Procera or will I work for Francisco Partners?

Employees will continue to work for Procera. Once the transaction closes, Procera will simply have new owners.

18. Will this impact my salary or bonus eligibility?

We do not anticipate any change to salaries or bonus eligibility for fiscal 2015.

19. I own Procera shares. What do I need to do?

Francisco Partners will be making a tender offer to purchase all the outstanding shares of Procera common stock at a price of $11.50 per share, net to the holder of such share of Procera common stock, in cash, without interest and subject to any applicable tax withholding. You will receive materials that will explain in more detail the terms of Francisco Partners’ tender offer and the basis for the recommendation of Procera’s Board of Directors that our stockholders tender their shares in the tender offer. The materials will also explain the process for accepting Francisco Partners’ tender offer, should you decide to do so. If you accept the tender offer and the tender offer is successful, following the closing of the transaction, your shares will be purchased and you will no longer have any ownership interests in Procera. Please read these materials carefully and consult your tax advisor to advise you as to the capital gains and other tax considerations related to the transaction that may be important to you.

20. What happens to my vested and unvested stock options?

For all employees, your vested stock options as of immediately prior to the closing of the transaction will be converted at the closing into the right to receive a cash payment equal to the difference between $11.50 and the per share exercise price of the option, multiplied by the number of shares subject to the option, which amount (less applicable tax withholding) will be paid to you promptly following the closing of the merger.

For all employees, your unvested stock options as of immediately prior to closing will be cancelled upon the closing for no consideration.

Any vested stock options with an exercise price at or above $11.50 per share will be cancelled upon the closing for no consideration.

21. If I have vested stock options and want to exercise them before the transaction closes, can I do so?

Yes, any employee with stock options that are currently vested can exercise them prior to closing. If the stock options are not exercised prior to the closing and the exercise price is less than $11.50 per share, they will be cashed out as discussed under FAQ 20 above. We encourage you to consult with your tax advisor to better understand the tax consequences of exercising your stock options prior to closing.

22. What happens to my unvested restricted stock units (RSUs)?

For all employees, your unvested RSUs as of immediately prior to the closing will be cancelled upon the closing for no consideration.

For all employees, if any of your currently unvested RSUs vest prior to the closing, you will be issued the underlying shares of common stock and, if the tender offer is successful, following the closing, your shares will be purchased by Francisco Partners for $11.50 per share. See FAQ 19 above.

23. Will my benefits be affected?

We will share more information regarding employee benefits after the transaction closes, but in general, there are no plans to make any changes to compensation or benefits at this time.

24. What will happen to my accrued PTO?

There is no impact. Current PTO balances will continue to accrue according to our plans.

25. What happens to my service date as a result of the transaction?

Your current Procera service anniversary and hire date will not change as a result of the transaction.

26. Will I be receiving new “private” company equity as part of the transaction?

Francisco Partners is very excited about the team and focused on retaining the team. We are not aware of the details regarding incentives at the moment, but you should expect that Francisco Partners will address those in the future. We will provide you with updates as we have them.

About Private Companies

27. What does it mean to cease to be a public company and to become a private company?

Being a private company means that Procera’s stock will no longer be publicly traded on the stock market. The public trading of Procera’s stock will cease on the date the transaction closes. Otherwise, becoming a private company should have little effect on how we conduct business or our daily operations.

Communication with Outside Parties

28. What does the transaction mean for our customers?

At this time, there will be no immediate changes to how we conduct business.

29. How will this announcement be communicated to our customers and what can I tell them?

Jim Brear, our President and CEO, sent an email to our customers informing them of the news today.

This email from Jim Brear to our customers and specific communication guidelines will be provided to help with communications to our customers, prospects and partners. If you receive any questions that are not addressed in these items or that you are unable to answer, please bring this to the attention of your manager. We have an escalation chain to ensure that we effectively speak to and deliver a consistent message to all customers, prospects and partners. Managers all the way up to our executives are available, as necessary.

30. What should I do if I receive questions regarding the transaction from the media or any third party?

The news about the transaction may generate interest from the media or investors. The Securities and Exchange Commission (the “SEC”) has very specific communications rules related to a transaction like this, and it is extremely important that we follow these rules. If you receive any inquiry from the media or other third party regarding this announcement, please do not respond yourself; instead, forward it immediately to our Chief Financial Officer, Charles Constanti, at (510) 228-4301 or cconstanti@proceranetworks.com, who will assist in preparing the appropriate response. Additionally, due to SEC regulations, we ask that you refrain from posting comments or news about this transaction in social media such as Twitter, Facebook, LinkedIn and others.

Additional Questions

31. Who do I contact if I have any additional questions?

If you have questions, you should speak to your manager or our Chief Financial Officer, Charles Constanti, at (510) 228-4301 or cconstanti@proceranetworks.com.

* * *

Additional Information

The tender offer described in this notice and these FAQs (the “Offer”) has not yet commenced, and these FAQs are neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Procera or any other securities. On the commencement date of the Offer, KDR Holding, Inc. and KDR Acquisition, Inc., affiliates of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter, Procera will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Investors and security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the Offer, as each may be amended from time to time, and any other documents relating to the Offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares of Procera’s common stock. These materials will be sent free of charge to all stockholders of Procera when available. In addition, all of these materials (and all other materials filed by Procera with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by Procera with the SEC by contacting Procera’s Investor Relations department at 47448 Fremont Boulevard, Fremont, California 94538; telephone number (510) 230-2777; email: diane.pope@proceranetworks.com.

Cautionary Note Regarding Forward-Looking Statements

This notice and these FAQs contain forward-looking statements related to Procera Networks, Inc., including statements about the proposed acquisition of Procera by Francisco Partners, the parties’ ability to close the proposed transaction, the expected closing date of the proposed transaction, the organizational structure of Procera following the proposed transaction and the impact on Procera’s employees prior to and following the closing of the proposed transaction. Statements in this press release that are not historical or current facts are forward-looking statements. All forward-looking statements in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Procera’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the proposed transaction will close; the timing of the closing of the proposed transaction; the outcome of the regulatory reviews of the proposed transaction; the ability of the parties to complete the proposed transaction; the ability of the parties to meet other closing conditions; how many Procera stockholders tender their shares in the proposed transaction; the outcome of legal proceedings that may be instituted against Procera and/or others related to the proposed transaction; unexpected costs or unexpected liabilities that may result from the proposed transaction, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; the acceptance and adoption of Procera’s products; Procera’s ability to service and upgrade its products; lengthy sales cycles and lab and field trial delays by service providers; Procera’s ability to obtain any follow-on orders from major customers; Procera’s customers canceling orders or awards; Procera’s ability to achieve revenue recognition on awarded business; Procera’s dependence on a limited product line and key customers; its dependence on key employees; Procera’s ability to compete in its industry with companies that are significantly larger and have greater resources than Procera; Procera’s ability to manage costs effectively; Procera’s ability to protect its intellectual property rights in a global market; Procera’s ability to manufacture product quickly enough to meet potential demand; and other risks and uncertainties described more fully in Procera’s documents filed with or furnished to the SEC. More information about these and other risks that may impact Procera’s business are described in the “Risk Factors” sections of its Annual Report on Form 10-K for the year ended December 31, 2014, its subsequently filed quarterly reports, and other reports filed with the SEC, which are available free of charge on the SEC’s website at http://www.sec.gov and on Procera’s website at http://www.proceranetworks.com. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this notice and these FAQs are based on information available to Procera as of the date hereof, and Procera undertakes no obligation to update, amend or clarify any forward-looking statement for any reason.